EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(Dollars in thousands)

	2008		2007
	(Unaudited)
Earnings:
Net Income	$149,502		$119,160
Add: Add:
Provision for income taxes	82,483		68,338
Fixed charges	389,501		393,716
Less:
Capitalized interest	(8,575)		(11,174)

Earnings as adjusted (A)	$612,911		$570,040

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$1,308		$1,419
Ratio of income before provision for income taxes to net income	155%		157%

Preferred dividend factor on pretax basis	2,027		2,228

Fixed Charges:
Interest expense	380,113		381,758
Capitalized interest	8,575		11,174
Interest factors of rents	813		784

Fixed charges as adjusted (B)	389,501		393,716

Fixed charges and preferred stock dividends (C)	$391,528		$395,944

Ratio of earnings to fixed charges ((A) divided by (B))	1.57	x	1.45	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.57	x	1.44	x